Exhibit 99.1

For Immediate Release
April 17, 2003

SAP Reports 2003 First Quarter Results

First Quarter Operating Income Increased 60% to €298 Million
Company Gains Additional Market Share
Company Reports Strong Performance in the U.S.

WALLDORF — April 17, 2003 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the first quarter ended March 31, 2003.

Operational Performance

     For the first quarter of 2003, operating income increased 60% to €298 million compared to €186 million for the first quarter of 2002. Pro forma operating income1 excluding stock-based compensation and acquisition-related charges increased 28% to €304 million compared to €238 million last year. The operating margin for the first quarter was up nine percentage points to 20% compared to the first quarter of last year. The pro forma operating margin,1 before stock-based compensation and acquisition related charges, was up six percentage points to 20% compared to last year.

     Software revenues for the first quarter were €352 million (2002: €402 million), down 12% from the first quarter of last year. On a constant currency basis, software revenues were down 4% compared to last year.

SAP Reports Preliminary 2003 First Quarter Results

     Based on software revenues, the Company gained additional market share in the first quarter of 2003. On a rolling four quarter basis, the Company’s worldwide share of the market (consisting of SAP and the five companies mentioned in footnote 2) based on software revenues was 54% at the end of the first quarter of 2003 compared to 51% at the end of the fourth quarter of 2002.

     Total revenues for the first quarter of 2003 were down 8% to €1.5 billion (2002: €1.7 billion). At constant currency rates, however, total revenues for the 2003 first quarter increased by 1% compared to the first quarter of 2002. Product revenues, which include software and maintenance revenues, for the first quarter were €960 million (2002: €999 million). Maintenance revenues were €608 million (2002: €597 million). Consulting and training revenues were €476 million (2002: €539 million) and €77 million (2002: €110 million), respectively.

     “Our continuing market share gains, specifically in our competitors’ home markets, tell me that the market favors SAP’s style of business: being a leader through actions; delivering products customers really need; and offering trust and integrity,” said Hasso Plattner, co-chairman and CEO, SAP. “Our results this quarter demonstrate that our strategy is working and we are well positioned to capitalize on an economic recovery.”

     Earnings before interest, taxes, depreciation and amortization (“EBITDA”)1 for the first quarter 2003 were €348 million (2002: €240 million).

SAP Reports Preliminary 2003 First Quarter Results

     Net income for the first quarter of 2003 was €186 million (2002: €65 million), or €0.60 per share (2002: €0.21 per share), representing an increase of 186%. Excluding stock-based compensation, acquisition-related charges and impairment-related charges, pro forma net income1 for the first quarter of 2003 was €200 million (2002: €109 million), or €0.64 per share (2002: €0.35 per share), representing an increase of 83%.

     For the first quarter of 2003, the Company generated €756 million of free cash flow1 (defined as operating cash flow less capital expenditures, which were €37 million for the first quarter), and at March 31, 2003, the Company had €1.9 billion of liquid assets.

     In the first quarter of 2003, the Company repurchased €71 million of its stock. As set forth in a proposal scheduled for the Annual General Shareholders’ Meeting (AGM) in May, 2003, the Company is seeking approval to continue its share buy-back program approved at last year’s AGM. As in the past, the Company will conduct all of its share repurchases in accordance with applicable laws and regulations, especially in a manner that should not materially impact the share price, as stated under German laws.

     The Company had 28,654 full-time equivalent employees at March 31, 2003. This represents a decrease of 143 full-time employees since December 31, 2002.

SAP Reports Preliminary 2003 First Quarter Results

Regional Performance

     For the first quarter of 2003, revenues in the Europe, Middle East and Africa (EMEA) region decreased 4% to €854 million (2002: €886 million). Revenues in Germany decreased 3%. The economic conditions continued to worsen in Europe during the first quarter. Despite the tough European environment, the Company continues to focus on profitability and remains in a strong competitive position in Europe. First quarter 2003 revenues in the Americas region were down 20% to €468 million (2002: €587 million). More importantly, however, at constant currency rates, revenues in the Americas were up 1%. The Company once again outperformed its competitors in the North American market, particularly in the U.S., where SAP, with $76 million (€71 million) in software revenues, gained additional market share and remained the number one business software application vendor based on software revenues.3 Revenues in the Asia-Pacific region (APA) for the first quarter of 2003 increased 7% to €198 million (2002: €185 million). At constant currency rates, APA revenues increased 20% supported by a strong performance from Japan, where revenues were up 37% at constant currency rates. In Japan, SAP is continuing to see strong interest in its ERP solutions.

     “The present economic and geopolitical conditions have caused some uncertainty in the market, but SAP has continued to perform well, with North America and Asia Pacific coming through with particularly impressive results in the first quarter,” said Henning Kagermann, co-chairman and CEO, SAP. “Our focus is on market share gains and the bottom line and our results demonstrate our success in this regard. We are working hard to increase efficiencies and will invest in critical areas of our business as needed to continue to drive innovation in our sector.”

SAP Reports Preliminary 2003 First Quarter Results

Software Revenue by Solution

     For the first quarter of 2003, software revenues related to mySAP CRM (Customer Relationship Management) reached approximately €74 million, unchanged from the same period last year (€74 million) and represented 21% of total software revenues. mySAP SCM (Supply Chain Management) related first quarter 2003 software revenues totaled approximately €83 million, up 5% from the first quarter of 2002 (€79 million) and represented 24% of total software revenues. These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys.

Outlook

     While the world economy remains difficult and the geopolitical environment is still unpredictable, SAP has not changed its guidance for 2003. The Company expects to continue to gain market share, and based on modest revenue growth, continued cost containment and customer buying patterns in line with normal business seasonality, the Company continues to expect its 2003 pro forma operating margin,1 excluding stock-based compensation programs and acquisition-related charges, to increase by around 1 percentage point compared to 2002. Pro forma earnings per share1 for 2003, excluding stock-based compensation, acquisition-related charges and impairment-related charges are expected to be in the range of €3.45 per share to €3.60 per share.

First Quarter Highlights

•	Major contracts in the quarter include Computer Science Corp, Conoco Phillips, and Hasbro in the Americas; Novartis, British Council and Volvo in EMEA; and CitiPower, Shanghai Pudong Development Bank and Daewoo Shipbuilding in APA.

SAP Reports Preliminary 2003 First Quarter Results

•	The Company announced the launch of the next evolutionary step of its industry-leading integration and application platform, SAP® NetWeaver™. SAP takes the technology high ground by designing SAP NetWeaver to be fully interoperable with Microsoft .NET and IBM WebSphere (J2EE). The new platform enables organizations to integrate people, information, and business processes across technologies and organizations.

•	SAP announced the Enterprise Services Architecture (ESA), the blueprint for complete, services-based business solutions, allowing companies to drive additional business value from existing technology investments and enabling, for the first time, enterprise-scale usage of Web services. Going forward, all SAP® solutions will be developed using the ESA blueprint, and are expected to set new standards in usability, scalability, adaptability, and extensibility.

•	SAP announced the launch of the U.S. version of SAP® Business One and that the Tax and Business Services (TBS) unit of American Express will distribute and provide support services for SAP Business One. Together, the two companies will also develop specialized vertical-industry editions of SAP Business One and establish a new distribution and support service model to meet the needs of small and midsize firms.

•	Hasso Plattner recently expressed his intention to be elected to the SAP Supervisory Board at the SAP AG Annual General Shareholders’ Meeting on May 9, 2003. Shareholders will be asked to elect him as one of the shareholder representatives. Subsequent to his successful election, Plattner will then seek the chairmanship of the Supervisory Board of SAP AG. In the event of his election to this position, Henning Kagermann will become sole CEO.

Conference Call / Webcast

     SAP senior management will host a conference call today at 3:00 PM (CET) / 2:00 PM (GMT) / 9:00 AM (Eastern) / 6:00 AM (Pacific). This call will be web cast live at http://www.sap.com/investor and will be available for replay purposes as well.

Footnotes

1)	The press release discloses certain financial measures, such as EBITDA, free cash flow, pro forma operating income, pro forma net income and pro forma EPS, that are considered non-GAAP financial measures. The non-GAAP measures included in our press release have been reconciled to the nearest

SAP Reports Preliminary 2003 First Quarter Results

GAAP measure as is now required under new SEC rules regarding the use of non-GAAP financial measures.

2)	Worldwide market share based on software revenues in U.S. dollars of i2 Technologies, Inc., J.D. Edwards & Company, Oracle Corporation, Peoplesoft, Inc. and Siebel Systems, Inc., who SAP considers to be its five largest competitors (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used).

3)	U.S. market share based on U.S. software revenues in U.S. dollars of i2 Technologies, Inc., J.D. Edwards & Company, Oracle Corporation, Peoplesoft, Inc. and Siebel Systems, Inc., who SAP considers to be its five largest competitors (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used and for some vendors, U.S. software revenues are estimated).

SAP Reports Preliminary 2003 First Quarter Results

Revenue by Region (in € millions)

SAP Group

	Revenue	Revenue
	1Q 2003	1Q 2002	Change	% Change

Total	1,520	1,658	-138	-8%
- at constant currency rates				+1%
EMEA	854	886	-32	-4%
- at constant currency rates				-3%
Asia Pacific	198	185	+13	+7%
- at constant currency rates				+20%
Americas	468	587	-119	-20%
- at constant currency rates				+1%

Key figures at a glance (in € millions)

SAP Group

	1Q 2003	1Q 2002	Change	% Change

Revenues	1,520	1,658	-138	-8%
Software revenues	352	402	-50	-12%
Income before taxes	311	127	+184	+145%
Net income	186	65	+121	+186%
Headcount, in FTE (Mar 31, 2003)	28,654	29,156	-502	-2%

About SAP

SAP is the world’s leading provider of business software solutions. Through mySAP Business Suite, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 19,600 companies in over 120 countries run more than 62,000 installations of SAP® software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2003 SAP AG
SAP, the SAP logo, mySAP.com, mySAP, and all other SAP products and services mentioned herein are trademarks or registered trademarks of SAP AG in Germany and several other countries.
Other product or service names mentioned herein are the trademarks of their respective owners.

SAP Reports Preliminary 2003 First Quarter Results

For more information, press only:

Herbert Heitmann, +49 6227 7-61137, herbert.heitmann@sap.com, CET
Laurie Doyle Kelly, +49 6227 7-61136 , laurie.doyle.kelly@sap.com, CET
Markus Berner, +49 6227 7-42548, markus.berner@sap.com, CET

For more information, financial community only:

Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, martin.cohen@sap.com, EDT

(Tables to follow)

SAP Reports Preliminary 2003 First Quarter Results

Consolidated Income Statements
SAP Group (unaudited)
Three months ended March 31,
(in EUR millions)

	2003	2002

Software revenue	352	402	-12%
Maintenance revenue	608	597	2%
Product revenue	960	999	-4%
Consulting revenue	476	539	-12%
Training revenue	77	110	-30%
Service revenue	553	649	-15%
Other revenue	7	10	-30%

Total revenue	1,520	1,658	-8%

Cost of product	-184	-221	-17%
Cost of service	-433	-510	-15%
Research and development	-218	-222	-2%
Sales and marketing	-307	-402	-24%
General and administration	-74	-115	-36%
Other income/expenses, net	-6	-2	200%

Total operating expense	-1,222	-1,472	-17%

Operating income	298	186	60%

Other non-operating income/expenses, net	10	0	n/a
Financial income, net	3	-59	-105%

Income before income taxes	311	127	145%

Income taxes	-123	-60	105%
Minority interest	-2	-2	0%

Net income	186	65	186%

Basic EPS (in €)	0.60	0.21	186%

SAP Reports Preliminary 2003 First Quarter Results

Consolidated Income Statements
SAP Group (unaudited)

Three months ended March 31,
additional information
(in EUR millions)

	2003	2002

Operating income	298	186	60%
Depreciation & Amortization	50	54	-7%

EBITDA (2)	348	240	45%
as a % of Sales	23%	14%

Operating income	298	186	60%
LTI 2000 /STAR	-1	40	-103%
Settlement of stock-based compensation plans	1	5	-80%
Stock-based compensation programs	0	45	-100%
Acquisition-related charges	6	7	-14%

Pro forma Operating income excluding stock-based compensation and acquisition-related charges (1)	304	238	28%
as a % of Sales	20%	14%

Finance income	3	-59	-105%
- thereof Impairment-related charges	-10	-12	-17%

Income before income taxes	311	127	145%
Income taxes	123	60	105%

Effective tax rate	40%	47%

Net income	186	65	187%
Stock based compensation, net of tax	0	29	-100%
Acquisition-related charges, net of tax	4	4	0%
Impairment-related charges, net of tax	10	11	-9%

Pro forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges (1)	200	109	83%

Earnings per share (in €)	0.60	0.21	186%
Stock-based compensation	0.00	0.09	-100%
Acquisition-related charges	0.01	0.01	0%
Impairment-related charges	0.03	0.04	-25%

Pro forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €) (1)	0.64	0.35	83%

Weighted average number of shares (in thousands)	311,119	314,329	-1%

(1) SAP has provided information in 2002 and 2001 using pro forma measures on a consolidated basis and released guidance based on these measures for 2003. Management believes that those pro forma measures provide supplemental meaningful information to the investor to fully assess our financial performance of the core operations. Management excludes stock-based compensation expenses because we have no direct influence over the actual expense of these awards once we enter into Stock-Based Compensation Plans.

Eliminated expenses in the pro forma measures are defined as follows:
– Acquisition-related charges include amortization of intangible assets acquired in acquisitions
– Impairment-related charges include other than temporary impairment charges on minority equity investments.
    – Stock-based compensation includes expenses for stock-based compensation as defined under US GAAP
       (STAR an as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions.

However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or measures of financial performance prepared in accordance with generally accepted accounting principles. The pro forma measures used different from pro forma measures used by other companies.

(2) Management believes that EBITDA and free cash flow are widely accepted supplemental measures of evaluating operating performance and liquidity among companies. However these measures should be considered in addition to, and not as a substitute for, or superior to cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles.

SAP Reports Preliminary 2003 First Quarter Results

Consolidated Statements of Cash Flows
‘SAP Group (unaudited)
Three months ended March 31,
‘(in EUR millions)

	2003	2002

Net income before minority interest	186	65
Minority interest	2	2

Net income	188	67

Depreciation and amortization	50	54
Gains/Losses on disposal of property, plant and equipment and marketable equity securities, net	0	-1
Losses from equity investments, net	0	55
Write-downs of financial assets, net	9	12
Impacts of hedging	1	-3
Change in accounts receivable and other assets	181	-24
Change in deferred stock compensation	-1	40
Change in reserves and liabilities	-331	-455
Change in deferred taxes	12	8
Change in other current assets	-69	-33
Change in deferred income	753	826

Net cash provided by operating activities	793	546

Purchase of intangible assets and property, plant and equipment	-49	-58
Purchase of financial assets	-8	-21
Change in the scope of consolidation	0	1
Proceeds from disposal of fixed assets	6	3
Change in liquid assets (maturities greater than 90 days) and marketable securities	-410	-23	1)

Net cash used in investing activities	-461	-98

Purchase of treasury stock	-71	0
Impacts of convertible bonds, net	1	3
Other changes to additional paid-in-capital	-1	1
Proceeds from/Repayments of line of credit	4	-325
Effect of 2003 STAR-hedge	-9	0

Net cash used in financing activities	-76	-321

Effect of foreign exchange rates on cash	-19	4

Net change in cash and cash equivalents	237	131	1)

Cash and cash equivalents at the beginning of the period	1,122	755	1)

Cash and cash equivalents at the end of the period	1,359	886	1)

1)	adjusted for restricted cash

SAP Reports Preliminary 2003 First Quarter Results

Consolidated Balance Sheets
SAP Group (unaudited)
(in EUR millions)

ASSETS

	03/31/2003	12/31/2002

Intangible assets	432	441	-2%
Property, plant and equipment	1,019	1,034	-1%
Financial assets	166	164	1%

FIXED ASSETS	1,617	1,639	-1%

Accounts receivables	1,767	1,967	-10%
Inventories and other assets	309	275	12%
Liquid assets/Marketable securities	1,886	1,239	52%

CURRENT ASSETS	3,962	3,481	14%

DEFERRED TAXES	320	402	-20%
PREPAID EXPENSES	151	88	72%

TOTAL ASSETS	6,050	5,610	8%

SHAREHOLDERS’ EQUITY AND LIABILITIES

	03/31/2003	12/31/2002

SHAREHOLDERS’ EQUITY	2,960	2,872	3%
MINORITY INTEREST	53	56	-5%
RESERVES AND ACCRUED LIABILITIES	1,256	1,562	-20%
OTHER LIABILITIES	667	758	-12%
DEFERRED INCOME	1,114	362	208%

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	6,050	5,610	8%

Days Sales Outstanding	84	87